

15046454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC
401

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SEC FILE NUMBER
8-18974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *HARtField Titus & Donnelly*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
_____
(No. and Street)

Jersey City   NJ   07310
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael George   201-217-8055
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
_____
                  (Name – if individual, state last, first, middle name)

290 West Mount Pleasant
Avenue, Suite 3310   Livingston   NJ   07039
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Edward J. Smith_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hartfield, Titus & Donnelly, LLC_____, as of ___December 31_____, 20 _14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2017
Notary Public

Signature

General Counsel/Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014



CITRIN**COOPERMAN**

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Hartfield, Titus & Donnelly, LLC

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Hartfield, Titus & Donnelly, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP

290 W. MT. PLEASANT AVENUE, SUITE 3310 LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

The supplemental information contained in the schedules on pages 13 - 14 has been subjected to audit procedures performed in conjunction with the audit of Hartfield, Titus & Donnelly, LLC's financial statements. The supplemental information is the responsibility of Hartfield, Titus & Donnelly, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 18, 2015

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	898,085
Receivable from broker-dealer		285,488
Deposit with clearing house		1,000,000
Investment in limited liability company		115,000
Member loans		382,370
Due from related parties		16,205
Prepaid expenses and advances		22,739
Property and equipment, net		295,172
Cash surrender value of officers' life insurance, net of loans of $318,655		318,814
Security deposits		217,098
TOTAL ASSETS	$	3,550,971

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,302,226
Other taxes payable		20,500
Deferred rent		385,482
Other liabilities		55,430
Total liabilities		1,763,638
Commitments and contingencies (Notes 6, 7, 8, 10 and 11)		
Members' equity:		
Voting		1,491,747
Non-voting		295,586
Total members' equity		1,787,333
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,550,971

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Organization</u>

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the state of New Jersey. The Company serves the investment community principally as a broker of municipal securities and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Securities Transactions</u>

Securities transactions and the related revenues and expenses are recorded on the trade- date basis and unrealized gains and losses are reflected in revenues.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

<u>Property and Equipment</u>

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Investment in Limited Liability Company

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of income and changes in members' equity of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments have deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2014.

Advertising

Advertising costs are expensed as incurred and aggregated $22,589 for the year ended December 31, 2014.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in these financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to federal and certain state tax examinations by taxing authorities for years before 2011, and is no longer subject to tax examinations by the New Jersey taxing authority for years before 2010.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. **CONCENTRATIONS OF CREDIT RISK**

At December 31, 2014, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended December 31, 2014, one registered broker dealer accounted for approximately 10% of the Company's revenues.

NOTE 3. **DEPOSIT WITH CLEARING HOUSE**

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum non-interest-bearing deposit in the amount of $1,000,000.

NOTE 4. **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2014, consisted of the following:

Equipment	$ 348,068
Leasehold improvements	340,273
Furniture and fixtures	75,284
	763,625
Less: accumulated depreciation	(468,453)
Property and equipment, net	$ 295,172

NOTE 5. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2014.

NOTE 6. **RELATED-PARTY TRANSACTIONS**

Consulting Agreements

The Company entered into an agreement with a voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $225,000 for the year ended December 31, 2014.

Effective July 1, 2013, the Company entered into a consulting agreement with a non-voting member to provide consulting services to the Company. The consulting expenses under this agreement amounted to $105,958 for the year ended December 31, 2014.

Effective February 1, 2014, the Company entered into a one year consulting agreement with the former president to provide consulting services to the Company. The consulting expenses under this agreement amounted to $90,251 for the year ended December 31, 2014.

Loans to Members

The Company has, from time to time, advanced funds to its members. These loans were unsecured, non interest-bearing, and due on demand.

Due from Related Parties

The Company provided administrative, operational, and support services to affiliated entities during 2014. At December 31, 2014, the balance due from the related parties totaled $16,205.

NOTE 7. **COMMITMENTS AND CONTINGENCIES**

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Market Data Information Agreement

The Company has a Data Acquisition Agreement (the "Agreement") with a research company. The Agreement, which was renewed in April 2014, is automatically renewed for successive two-year periods, unless terminated by either party. In accordance with the Agreement, the Company is to provide information as described in the Agreement to the research company, granting them a non-exclusive license to use such material in developing data that they may offer to their customers. Fees earned under the Agreement during 2014 amounted to $220,000.

NOTE 7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Loan Guarantee

In connection with the purchase of non-voting units of the Company in June 2012, certain new members obtained 5-year loans with a financial institution. Payments under such obligations are guaranteed by each of the voting members and by the Company and are further secured by a first priority lien on the life insurance policy of one of the voting members. At December 31, 2014, the outstanding loan obligations were current and totaled $532,874.

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2023. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2015	$ 183,681	$ 644,299
2016	168,516	585,621
2017	63,553	592,099
2018	4,254	572,327
2019	-	528,938
Thereafter	-	1,697,010
	$ 420,004	$ 4,620,294

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes and other costs, amounted to $744,496 for the year ended December 31, 2014. Equipment rental expense was $171,460 for the year ended December 31, 2014.

Several of the Company's leases provide for periods of free rent and other lease incentives. Pursuant to the FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight line basis over the lease term. The difference between rent expense calculated on the straight line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $385,482 at December 31, 2014.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2014, the Company had regulatory net capital of $738,749, which exceeded the Company's minimum net capital requirement of $117,576. The Company's percentage of aggregate indebtedness to net capital was 239% as of December 31, 2014.

NOTE 9.   OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of one of its officers and the former president in the amount of $200,000 each. At December 31, 2014, loans payable to the insurance company in the amount of $318,655, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 10.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Pershing, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 11.   SELF-INSURANCE

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $35,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year-end. During the year ended December 31, 2014, insurance expense included premiums and medical claim costs of approximately $1,370,000 in connection with the plan. At December 31, 2014, the Company has recorded an accrual for reported claims not paid by year-end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $90,000 at December 31, 2014.

NOTE 12.   INVESTMENT IN LIMITED LIABILITY COMPANY

The Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS collects certain municipal securities trading information from its members and transfer such information to the U.S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and accounts for its investment on the cost basis. The carrying value of the Company's investment at December 31, 2014, amounted to $115,000. Management has reviewed the value of the investment as of December 31, 2014, and has determined that no impairment has been sustained.